April 15, 2013

VIA EDGAR AND BY FEDERAL EXPRESS

Jennifer Monick

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Hannon Armstrong Sustainable Infrastructure Capital, Inc.
Registration Statement on Form S-11
Filed on April 15, 2013
File No. 333-186711

Dear Ms. Monick:

On behalf of our client, Hannon Armstrong Sustainable Infrastructure Capital, Inc., a Maryland corporation (the “Company”), set forth below are the responses of the Company to our conversation on April 12, 2013 relating to the Company’s letter, which it submitted to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission on April 12, 2013 (the “April 12 Letter”).

With regard to comment #2 in the April 12 Letter, the Company hereby confirms that the Company’s retained interest in the asset to be securitized in the possible $7 million securitization will be nominal.

Additionally, the Company attaches hereto the requested back up schedule to support the assertion in comment #7 of the April 12 Letter that Hannon Armstrong Capital, LLC’s retained interest in Hudson Ranch TE Holdings LLC was reduced to less than 3%.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 212-878-8527 or Andrew S. Epstein at 212-878-8332.

Very truly yours,

/s/ Jay L. Bernstein

Jay L. Bernstein

Enclosures

cc:	Securities and Exchange Commission

Sonia Gupta Barros

Angela McHale

Kevin Woody

Rochelle Plesset

Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Jeffrey W. Eckel

Steven L. Chuslo

J. Brendan Herron

Fried, Frank, Harris, Shriver & Jacobson LLP

Paul D. Tropp

Clifford Chance US LLP

Andrew S. Epstein